May 1, 2007

William Thompson

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:  Comment letter dated April 17, 2007

The Dixie Group, Inc.

Form 10-K for Fiscal Year Ended December 30, 2006

Filed March 9, 2007

File No.0-2585

Dear Mr. Thompson:

The following is our reply to your letter dated April 17, 2007 commenting on our Form 10-K for the Fiscal Year Ended December 30, 2006.  For ease of reference, we have reproduced below your comments in the order in which they were presented in your letter, and have presented our replies to those comments below each such comment.

In accordance with your request, we are submitting our response letter on EDGAR.  Also in accordance with your request, we acknowledge that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 7.  Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 14

Liquidity and Capital Resources, page 18

1.

Please revise to provide a discussion and analysis of financial condition, changes in financial condition and cash flows for three year period covered by the financial statements.  The discussion and analysis should address material year to year changes in financial position and cash flows and the reasons underlying those changes and provide

Mr. William Thompson

United States Securities and Exchange Commission

May 1, 2007

information that is relevant to an understanding of your financial condition and cash flows.  Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Reply:

Our current disclosure combines current changes in financial position and cash flows and the reasons underlying those changes with a discussion of such matters, where material, for the three year period ended December 30, 2006.  In future filings  we will separate the elements of the discussion to present  year-to-year comparisons of material items necessary to provide sufficient understanding of our financial condition, changes thereto and cash flows.

Item 9A.  Controls and Procedures, page 22

2.

You state that your chief executive and chief financial officers concluded that your disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company that is required to be included in your periodic filings under the Exchange Act.  Please revise to clarify, if true, that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to management, including your principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosures.  See the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(c).

Reply

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act  is recorded, processed, summarized, and reported within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to management, including the principal executive officer and principal financial officer, or persons performing similar functions, as appropriate  to allow timely decisions regarding required disclosures.   Our Chief Executive Officer and Chief Financial Officer evaluated these disclosure controls and procedure, as required, with respect to the report on form 10-K and concluded that they were effective. In future filings we will revise our Item 9A disclosure accordingly.

Financial Statements, page 30

3.

Please revise to display comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements that constitute a full set of financial statements.  Refer to paragraph 22 of SFAS 130.

Mr. William Thompson

United States Securities and Exchange Commission

May 1, 2007

Reply

In future filings, we will display Comprehensive Income and its related components within the Consolidated Statements of Stockholders’ Equity as prescribed by FAS 130, paragraph 22.

Consolidated Statements of Cash Flows, page 32

4.

Please tell us why income taxes paid related to sale of business is properly classified as an investing cash outflow.  In this regard, paragraph 23(c) of SFAS 95 states that cash payments to governments for taxes should be classified as operating cash outflows.

Reply

The taxes in question were directly related to a business sold in 2003 that was accounted for as discontinued operations under the provisions of SFAS No. 144.  Proceeds from the sale of this business included, among other items, proceeds from the sale of property, plant and equipment, accounts receivable and inventory. Proceeds from the sale of such assets were classified as investing activities in our 2003 statement of cash flows and we classified the taxes paid related to such transaction as investing activities in our 2004 statement of cash flows to be consistent with our presentation of these discontinued operations.  We reported cash flows related to this transaction in accordance with footnote 10 of paragraph 26 of SFAS No. 95. Based on comments, in part, made by the SEC Staff at the 33rd Annual AICPA National Conference on Current SEC and PCAOB Developments, we understand that variations to cash flow presentation of discontinued operations exist and the Staff believes any presentation of cash flows from discontinued operations must meet the disclosure requirements of paragraph 14 of SFAS No. 95, which states “a statement of cash flows shall classify cash receipts and cash payments as resulting from investing, financing, or operating activities.”  The Staff further commented that alternative cash flow statement presentations that are acceptable include identifying cash flows from discontinued operations separately within each cash flow statement category (i.e. disclose cash flows from discontinued operations as separate line item within operating, investing, and financing activities).

Notes to Consolidated Financial Statements, page 34

Note D.  Discontinued Operations, page 39

5.

Please tell us why the majority of the settlement of your legacy pension plan is properly classified in discontinued operations.  In doing so, please tell us which disposal transaction the settlement is directly related to and explain to us the direct cause-and-effect relationship.  Also, it appears that the settlement occurred later than one year following the disposal transaction.  Please advise and, if applicable, tell us the events and circumstances that delayed the settlement beyond one year following the disposal

Mr. William Thompson

United States Securities and Exchange Commission

May 1, 2007

transaction and why the delay was beyond your control.  Refer to paragraph 44 and footnote 25 of SFAS 144.

Reply:

As set forth in more detail, below, the substantial majority of the settlement obligation of our legacy pension plan related to approximately 858 employees of our former textile business segment that was discontinued in 1998 and sold in 1999.  The remaining portion of our settlement obligation was accounted for in continuing operations because it related to approximately 131 employees of our continuing operations.  The discontinued operations of the former business are accounted for and reported in accordance with ABP Opinion No. 30 (“APB 30”), as allowed by paragraph 51 of SFAS 144, and further clarified by EITF D-104 (November 2001), “Clarification of Transition Guidance in Paragraph 51 of FASB Statement No. 144.”1  The disclosures concerning this portion of our settlement obligation are required by APB 30, and therefore are accounted for as discontinued operations.

Facts regarding termination of the legacy pension plan are as follows:  In 1993, the plan was frozen as to new benefits and participants.  On November 13, 2003, the Company’s Board adopted a resolution terminating the plan, with the date of termination to be set by the Chief Executive Officer as any date between March 31, 2004 and December 30, 2004.  The effective date of termination chosen in accordance with the Board resolution was August 31, 2004.  Having chosen August 31, 2004 as the effective date of termination, we timely delivered all required notices to participants and to the Pension Benefit Guaranty Corporation setting forth the August 31, 2004 date, and we sought a favorable determination from the Internal Revenue Service concerning the plan and its termination. We diligently pursued receipt of the IRS determination letter.  We received a favorable determination on February 2, 2006, which permitted us to complete the termination of the plan in June, 2006 as soon as all remaining regulatory requirements were met.

1 Paragraph 51 of SFAS 144 provides, in part, as follows:  “… long-lived assets (disposal groups) classified as held for disposal as a result of disposal activities that were initiated prior to this Statement’s initial application shall continue to be accounted for in accordance with the prior pronouncement (Statement 121 or Opinion 30) applicable for that disposal.”  This paragraph requires that we account for transactions related to our textile business segment in accordance with prior pronouncements (in this case APB 30).   The guidance in paragraph 51 of SFAS No. 144 was further clarified to support this requirement in the question and answer discussion in EITF D-104.

Schedule II, page 55

6.

Please tell us why the balances in the provisions for claims and allowances differ from the amounts included in accrued expenses disclosed in Note E on page 39.  If the differences are attributable to accrued customer rebates, please clarify your disclosure as appropriate.

Mr. William Thompson

United States Securities and Exchange Commission

May 1, 2007

Reply

The difference in the balances for provisions for claims and allowances in “Schedule II” and the amount included in “Note E - Accrued Expenses” relates to an accrual for customer rebates.

We believe the presentation for each is appropriate. We believe the reserves for claims and allowances are appropriately designated as qualifying accounts and therefore require disclosure in accordance with Reg. S-X 210.12-9. Additionally, we believe Reg. S-X 210.4-05 (b) requires aggregation and disclosure of liabilities accrued for claims and allowances and customer rebates as like-kind items (associated with sales to customers) that are in excess of 5% of our total current liabilities.

Exhibits 31.1 and 31.2

7.

Please confirm to us that the inclusion of the titles of your Chief Executive Officer and Chief Financial Officer in the introductory paragraph of the certifications was not intended to limit the capacity in which such individuals provided the certifications.  Please revise to eliminate reference to the titles of the Chief Executive Officer and Chief Financial Officer in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

Reply

We confirm that the reference to the titles of the Chief Executive Officer and Chief Financial Officer in the certifications was not intended to limit the capacity in which such individuals provided the certifications.  We will revise the certifications in future filings to eliminate reference to the titles, as requested by your comment.

Sincerely,

The Dixie Group, Inc.

By:  /s/  Gary A. Harmon

Chief Financial Officer